[letterhead of Luse Gorman Pomerenk & Schick]



(202) 274-2029                                             kweissman@luselaw.com






                                                                    May 23, 2006

VIA EDGAR
---------

Mr. Mark Webb
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE:      ES Bancshares, Inc.
                  Registration Statement on Form S-4
                  File No. 333-133029

Dear Mr. Webb:

         On behalf of ES Bancshares, Inc. (the "Registrant") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 4 to the above captioned Registration Statement. Set forth below are the Company's responses to the Staff's comment letter dated May 23, 2006.

Exhibits 5
----------

1. The last sentence of the second paragraph continues to include impermissible assumptions; you can make the assumptions you are making only about parties that are not your client; otherwise you are assuming the opinion. Please remove the ultimate sentence of this paragraph.

         The opinion has been amended as requested.

Mr. Mark Webb
May 23, 2006
Page 2



         The Registrant is also filing an acceleration request that its Form S-4 be declared effective on May 25, 2006, at 11:00 a.m., or as soon thereafter as is practicable. If you have any questions or comments on these matters, please do not hesitate to contact the undersigned at (202) 274-2029 or Eric Envall, Esq. at (202) 274-2034.

                                              Sincerely,

                                              /s/ Kip A. Weissman

                                              Kip A. Weissman

cc:      Todd Schiffman
         Kathryn McHale
         Anthony P. Costa
         Philip A. Guarnieri